Exhibit 3.9

Management’s Discussion and Analysis

Third Quarter ended September 30, 2012

For further information on First Quantum Minerals Ltd. (“First Quantum” or the “Company”), reference should be made to its public filings (including its most recently filed AIF) which are available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.first-quantum.com. This Management’s Discussion and Analysis (“MD&A”) contains forward-looking information that is subject to risk factors, see “Regulatory Disclosures” for further discussion. Information on risks associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 concerning the Company’s material properties, including information about mineral resources and reserves, are contained in its most recently filed AIF.

First Quantum’s results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are presented in United States dollars, tabular amounts in millions, except where noted. This MD&A has been prepared as of October 31, 2012.

SUMMARIZED OPERATING AND FINANCIAL RESULTS

	Three months ended September 30		Nine months ended September 30
(USD millions unless otherwise noted)	2012	2011	2012	2011
Copper production (tonnes)[1]	84,144	58,785	222,198	198,260
Copper sales (tonnes)	77,396	71,443	217,896	207,619
Cash cost of copper production (C1)[2] (per lb)	$1.44	$1.52	$1.51	$1.37
Realized copper price (per lb)	$3.45	$3.84	$3.53	$4.04
Nickel production (contained tonnes)[1]	9,916	—	26,663	—
Nickel sales (contained tonnes)	7,120	—	22,298	—
Cash cost of nickel production (C1)[2] (per lb)	$6.24	—	$5.88	—
Realized nickel price (per lb)	$7.69	—	$8.04	—
Gold production (ounces)[1]	50,784	41,468	137,559	131,701
Gold sales (ounces)	48,889	47,458	140,953	131,233

Sales revenues	724.8	651.0	2,175.8	2,016.2
Gross profit	261.0	322.6	806.0	1,125.3
EBITDA[2]	276.2	279.2	2,051.5	1,051.6
Net earnings attributable to shareholders of the Company	107.3	90.9	1,586.2	452.9
Earnings per share	$0.23	$0.20	$3.35	$1.03
Diluted earnings per share	$0.23	$0.20	$3.33	$1.03

Comparative earnings[3]	107.3	139.3	368.3	501.3
Comparative earnings per share[3]	$0.23	$0.30	$0.78	$1.14

[1]	Includes copper, nickel and gold produced at Kevitsa during pre-commercial production up to August 18, 2012. See “Summary of results” for further information.
[2]	Cash costs (C1) and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information.
[3]

Earnings attributable to shareholders of the Company have been adjusted to remove the effect of unusual items to arrive at comparative earnings. Comparative earnings and comparative earnings per share are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. The Company has disclosed these measures to assist with the understanding of results and to provide further financial information about the results to investors. See “Regulatory Disclosures” for a reconciliation of comparative earnings.

in United States dollars, tabular amounts in millions, except where noted

Commercial production achieved at the Kevitsa mine

•	Commercial production achieved on August 18, 2012 following a successful commissioning and rapid ramp-up phase at the nickel and copper operation. This is the second project successfully commissioned by the Company during the past year.

Copper production up 43% over Q3 2011 as a result of record quarterly production at Kansanshi

•	Total copper production increased significantly due to higher grade, throughput and recovery at Kansanshi resulting from mine pit developments and plant expansions. Guelb Moghrein increased production despite the loss of 12 production days related to an illegal labour dispute in July.

•	Total nickel production benefitted from a contribution of 1,884 tonnes from Kevitsa and steady operations at Ravensthorpe.

•	Total gold production was 22% higher than Q3 2011 due to the contribution of 2,713 ounces from Kevitsa and higher recovery at Kansanshi.

Comparative earnings decreased from Q3 2011 as a result of lower copper prices and higher cost of sales

•	Sales revenues increased by $73.8 million to $724.8 million as a result of revenue contributions from Ravensthorpe and Kevitsa, higher copper and gold sales volumes, offset partially by the impact of 13% lower LME copper prices.

•	Cost of sales increased by $135.4 million to $463.8 million due primarily to the addition of operating costs from Ravensthorpe and Kevitsa, a higher Zambian royalty rate and the sale of higher-cost inventory from Q2 2012.

•	Cash costs of copper production decreased to $1.44 per pound as higher overall production and ore grades outweighed increased acid costs related to processing higher acid-consuming ore at Kansanshi.

Development projects continue according to plan

•	The fifth Kansanshi acid plant is scheduled to be operational during Q4 2012 which will allow for utilization of the expanded 7.2 million tonne per annum (“Mtpa”) oxide circuit capacity.

•	The stage two oxide expansion to 14.5 Mtpa at Kansanshi continues and is scheduled for commissioning in the first half of 2013.

•	Detailed design works on the Kansanshi smelter project are well progressed and all major equipment packages have been ordered. Structural and mechanical installation is expected to commence in early 2013.

•	Significant progress made at the Sentinel project on earth works, civil works and the advancement of detailed design engineering.

Strong financial position maintained to finance development projects

•	Cash and available debt facilities amount to $1.6 billion as at September 30, 2012.

•	On October 10, 2012, the Company completed the issuance of $350.0 million of Senior Notes due in 2019. Interest on the senior notes is payable semi-annually at a rate of 7.25% per annum

Operational outlook for 2012

•	Expected production increased to approximately; 285,000 to 295,000 tonnes of copper, unchanged at 36,000 to 40,000 tonnes of contained nickel and increased to approximately 175,000 to 190,000 ounces of gold.

•	Expected average C1 cash cost for copper operations reduced to approximately $1.50 per pound of copper.

•	Expected average C1 cash cost for Ravensthorpe reduced to approximately $6.20 per pound of nickel.

•	Expected total capital expenditure of approximately $1.5 billion in 2012.

Q3 2012 Management’s Discussion and Analysis	2

in United States dollars, tabular amounts in millions, except where noted

OPERATIONS

Kansanshi Copper and Gold Operation	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Sulphide ore tonnes milled (000’s)	2,763	2,185	6,575	7,227
Sulphide ore grade processed (%)	0.9	0.4	1.0	0.7
Sulphide copper recovery (%)	92	88	93	93

Mixed ore tonnes milled (000’s)	1,955	2,057	6,610	5,391
Mixed ore grade processed (%)	1.0	0.9	1.1	1.0
Mixed copper recovery (%)	77	61	67	64

Oxide ore tonnes milled (000’s)	1,500	1,594	4,472	4,580
Oxide ore grade processed (%)	2.6	2.3	2.2	2.3
Oxide copper recovery (%)	84	84	85	86

Copper production (tonnes)	71,484	50,179	190,920	171,132
Copper sales (tonnes)	65,830	61,102	188,125	181,796

Gold production (ounces)	35,245	26,677	90,647	82,706
Gold sales (ounces)	33,510	29,592	92,980	86,746

Cash costs (C1) (per lb)[1]	$1.46	$1.56	$1.50	$1.35
Total costs (C3) (per lb)[1]	$1.86	$1.90	$1.87	$1.67

Sales revenues	507.1	521.6	1,485.6	1,642.6
Gross profit	223.8	266.7	691.4	1,000.9
EBITDA[1]	240.4	298.4	744.8	1,060.7

1 C1 and C3 costs and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information

Copper production increased by 42% from Q3 2011, to a quarterly record, due to higher ore grades, throughput and recoveries in Q3 2012. Ore grades benefited from improved access to mining areas and an increase in availability of sulphuric acid in the period, which allowed for the treatment of some high grade, high acid-consuming ore.

Sulphide copper production was significantly higher than Q3 2011 due to increased throughput and ore grades processed in Q3 2012. Q3 2011 ore grades were impacted by a change in the mine plan which temporarily reduced the mining of higher grade sulphide ore in favor of pit development activity. This ongoing mine pit development has now established significantly wider pits and improved access to various ore types at target grades to coincide with the plant expansions underway. Throughput was higher in Q3 2012 due to a circuit reconfiguration in the prior year which temporarily reduced the capacity of the sulphide circuit.

The mixed ore circuit benefited from higher recovery and steady throughput in Q3 2012. The improved recovery was driven by a more favorable blend of sulphide and oxide ore processed in Q3 2012. Mixed ore throughput exceeded the 6.5 Mtpa design capacity in Q3 2012 as a result of a focus on reducing process disturbances in conjunction with improving plant availability and utilization.

Copper production from the oxide circuit increased from Q3 2011 as reduced throughput was more than offset by improved ore grades processed in Q3 2012. An increase in the availability of sulphuric acid enabled the treatment of higher grade, higher acid consuming oxide ore in Q3 2012.

Gold production was 32% higher than Q3 2011 due to higher overall throughput and improved recovery. The continued gold circuit enhancements and improvements have resulted in a higher proportion of gold recovered in dore, which is not subject to the smelter deductions applied to gold recovered from concentrate.

Q3 2012 C1 costs decreased by $0.10/lb from Q3 2011. C1 costs benefited from the unit cost effect of producing 42% more copper, as the increased production was driven primarily by higher grades and recoveries. This benefit outweighed higher acid costs related to processing higher acid-consuming ore during Q3 2012.

Gross profit was lower than Q3 2011 due primarily to lower realized copper prices and higher royalty rates. The Zambian royalty rate was increased from 3% to 6%, effective April 2012, resulting in an increase of $15.5 million in the royalty expense in Q3 2012. Cost of sales increased in Q3 2012 due to the sale of higher-cost inventory which was produced in the prior period.

Q3 2012 Management’s Discussion and Analysis	3

in United States dollars, tabular amounts in millions, except where noted

Outlook

The main areas of focus continue to be on sulphuric acid supply and increasing the flexibility of ore sources for the three circuits. Available mining areas continue to increase as planned with several new areas in the Main and North-West pits now providing ore. Further improvements are anticipated with additional plant operational efficiency and flexibility afforded by multiple concurrent mining areas.

The benefit of the 7.2 Mtpa oxide circuit upgrade is expected to be realized in Q4 2012, coinciding with the commissioning of the fifth acid plant. The additional leach and CCD capacity in the oxide process circuit is expected to contribute to maximizing output from available ore through improved recovery, as well as providing the capacity to efficiently operate at higher treatment rates.

In the medium term, some of Kansanshi’s mining areas for oxide ore are characterized as high grade, high acid-consuming ore. Currently the supply of sulphuric acid from acid plants requires the import of sulphur at high costs. Consideration will be given to withholding the high grade, high acid-consuming ore from production until acid is provided at minimal cost from the Kansanshi smelter. In this event, the capacity of the oxide expansions and fifth acid plant may not be fully exploited.

Guelb Moghrein Copper and Gold Operation	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Sulphide ore tonnes milled (000’s)	687	668	2,236	2,057
Sulphide ore grade processed (%)	1.3	1.4	1.3	1.4
Sulphide copper recovery (%)	94	91	91	91
Copper production (tonnes)	8,656	8,606	26,632	27,126
Copper sales (tonnes)	8,962	10,332	27,167	24,173
Gold production (ounces)	12,827	14,791	43,718	48,995
Gold sales (ounces)	13,631	17,866	46,225	44,487
Cash costs (C1) (per lb)[1]	$1.43	$1.33	$1.63	$1.40
Total costs (C3) (per lb)[1]	$1.93	$1.89	$2.20	$2.14

Sales revenues	85.6	102.4	267.1	249.0
Gross profit	24.3	52.4	70.2	124.3
EBITDA	29.6	58.2	88.2	138.8

1 C1 and C3 costs and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information

Q3 2012 Copper production was consistent with Q3 2011 despite the loss of 12 days of production following an illegal strike action by some unionized employees in July 2012.

Throughput rates during Q3 2012 benefited from mill optimization works and improved blast fragmentation aimed at achieving steady state operations. Copper recovery increased as a result of longer flotation residence time following a circuit reconfiguration during the quarter. Copper grades in 2012 reflect the current ore profile in the pit and are expected to remain at these levels in the future.

Gold production was lower than Q3 2011 due to reduced gold grade and recovery.

C1 costs were higher in Q3 2012 due to a $0.28/lb lower gold credit resulting from lower gold sales volumes, however cash operating costs were lower than Q3 2011 due to cost reductions in mining and processing related to reduced maintenance costs in Q3 2012.

Gross profit was lower than Q3 2011 as a result of lower realized copper prices and lower sales volumes.

Outlook

Process plant enhancements continue with a focus on consistent operation at steady state to maximize product recovery and concentrate quality. Additional mining equipment, to facilitate higher mine production rates, is planned for commissioning in Q4 2012.

Q3 2012 Management’s Discussion and Analysis	4

in United States dollars, tabular amounts in millions, except where noted

Ravensthorpe Nickel Operation	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Beneficiated ore tonnes processed (000’s)	733	—	2,125	—
Beneficiated ore grade processed (%)	1.4	—	1.5	—
Nickel recovery (%)	77	—	77	—
Nickel production (contained tonnes)	8,032	—	24,658	—
Nickel sales (contained tonnes)	6,272	—	21,450	—
Nickel production (payable tonnes)	6,188	—	19,009	—
Nickel sales (payable tonnes)	4,790	—	16,432	—
Cash costs (C1) (per lb)[1]	$6.43	—	$5.94	—
Cash costs (C3) (per lb)[1]	$7.84	—	$7.22	—

Sales revenues	81.3	—	293.4	—
Gross profit (loss)	(1.6)	—	39.7	—
EBITDA	6.4	—	67.7	—

1 C1 and C3 costs and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information

Q3 2012 nickel production was in-line with plan as a result of steady state operation of the complete circuit. Crushing plants and ore beneficiation continue to operate above plan and ore supply from the buffer ponds is allowing for scheduled maintenance to be undertaken without full plant shutdowns. Mining activity increased from prior periods and the majority of ore feed was sourced from the pit for the first time since the start of operations.

Nickel cash costs per payable pound have increased from prior periods due to increased mining costs, consumables costs and realization costs. Ore was sourced largely from existing ore stockpiles during the first half of 2012. Ore costs have increased in Q3 2012 as the mining operations moved to the mine pit, resulting in additional costs related to waste stripping and drill and blast activity. Q3 2012 C1 costs were also higher due to the unit cost impact of processing lower grade ore.

Outlook

Circuit developments and enhancements in the beneficiation area are expected to result in improvements in plant utilization and reduce flocculent consumption in 2013.

Various options are also being explored to improve the payable nickel content in order to increase revenue from sales.

Q3 2012 Management’s Discussion and Analysis	5

in United States dollars, tabular amounts in millions, except where noted

Kevitsa Nickel and Copper Operation	Three months ended September 30, 2012		Nine months ended September 30
	Post- commercial production	Pre- commercial production	2012	2011
Ore tonnes milled (000’s)	687	720	1,725	—
Nickel ore grade processed (%)	0.25	0.22	0.22	—
Nickel recovery (%)	60	54	53	—
Nickel production (tonnes)	1,041	843	2,005	—
Nickel sales (tonnes)	848	—	848	—
Copper ore grade processed (%)	0.33	0.34	0.33	—
Copper recovery (%)	84	87	82	—
Copper production (tonnes)	1,874	2,130	4,646	—
Copper sales (tonnes)	2,604	1,040	3,644	—
Gold production (ounces)	1,431	1,282	3,194	—
Platinum production (ounces)	3,926	3,174	7,685	—
Palladium production (ounces)	3,373	2,827	6,764	—
Nickel cash costs (C1) (per lb)[1]	$3.79	—	$3.79	—
Nickel cash costs (C3) (per lb)[1]	$5.35	—	$5.35	—
Copper cash costs (C1) (per lb)[1]	$0.11	—	$0.11	—
Copper cash costs (C3) (per lb)[1]	$1.49	—	$1.49	—

Sales revenues	35.6	—	35.6	—
Gross profit	17.5	—	17.5	—
EBITDA	23.6	—	23.6	—

1 C1 and C3 costs and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information

The expected ramp up of Kevitsa progressed as planned during Q3 2012 and commercial production was achieved on August 18, 2012 following a successful and rapid commissioning period. The plant is running well and production is continuing to ramp up.

Throughput rates have exceeded plan due to continuous operation of the autogenous mills. Recoveries have increased consistently during the commissioning phase, however they are temporarily below life-of-mine targets due to the weathered nature of ore currently available in the mine pit. Recoveries are expected to increase as mining progresses deeper into the ore body in early 2013.

During the first month of commercial operations, the cash costs for nickel and copper were temporarily lower than normal operating levels as a result of higher by-product credits, reduced consumable spares costs and maintenance costs. The higher by-product credits resulted from the sale of production from the commissioning phase. Nickel C1 costs of $3.79/lb are net of by-product credits of $2.50/lb and Copper C1 costs of $0.11/lb are net of by-product credit of $1.41/lb.

At the current approved throughput rate of 5.5 Mtpa, Kevitsa is expected to produce approximately 11,000 tonnes of nickel and 20,000 tonnes of copper annually. The Company has submitted an environmental assessment and application to increase the plant throughput rate up to a maximum of 10 Mtpa. Liaison with the relevant authorities is in progress and approval is expected in the first half of 2013. With the current estimated measured and indicated resource, the increased throughput rate is expected to increase annual production to approximately 15,000 tonnes of nickel and 28,000 to 30,000 tonnes of copper while retaining a mine life in excess of 20 years.

Q3 2012 Management’s Discussion and Analysis	6

in United States dollars, tabular amounts in millions, except where noted

DEVELOPMENT ACTIVITIES

Kansanshi expansions, Zambia

The multi-stage Kansanshi plant upgrade to an annual production capacity of 400,000 tonnes of copper continued in Q3 2012. The stage one oxide circuit expansion to 7.2 Mtpa was completed in Q2 and optimized during Q3 2012. The benefit of this expansion is expected during Q4 2012 once acid supply is increased with the operation of the fifth acid plant.

Progress on the stage two oxide capacity expansion to 14.5 Mtpa continued with civil works nearing completion and structural installation underway. Completion remains on target for the first half of 2013. Acid supply will dictate the rate of oxide treatment until the smelter is commissioned in mid-2014, however the output of the five acid plants as well as the current volume of acid that can be externally sourced will allow for interim treatment rates of approximately 10 Mtpa.

In the medium term, some of Kansanshi’s mining areas for oxide ore are characterized as high grade, high acid-consuming ore. Currently the supply of sulphuric acid from the acid plants requires the import of sulphur at high costs. Consideration will be given to withholding the high grade, high acid-consuming ore from production until acid is available at minimal cost from the Kansanshi smelter. In this event, the capacity of the oxide expansions and fifth acid plant may not be fully exploited.

The second phase of the 400,000 tonne annual production capacity expansion project is a proposed expansion of the sulphide treatment facilities by construction of a new section of plant capable of treating up to 16 Mtpa of sulphide ore. Initial board approval has been granted to allow design work to commence along with ordering of long-lead equipment. Construction of this new plant is planned to commence in 2013. Full project commitment is expected in Q4 2012 following completion of the resource definition drilling program, which is necessary for detailed mine planning.

Copper smelter project, Zambia

Kansanshi’s concentrate is currently treated at smelters in Zambia, however, existing domestic smelting capacity will be insufficient to process the substantial increase in production resulting from the Kansanshi expansion and the Sentinel project. The new copper smelter is designed to process 1.2 million tonnes of concentrate to produce over 300,000 tonnes of copper metal annually. The smelter is expected to also produce 1.0 million tonnes of sulphuric acid as a by-product at a low cost which will benefit Kansanshi by allowing the treatment of high acid-consuming oxide ores and the leaching of some mixed ores. The additional acid is also expected to optimize the expansion of the oxide leach facilities and allow improved recoveries of leachable minerals in material now classified and treated as mixed ore.

Detailed design works on the smelter are well progressed and all major equipment packages have been ordered. On site, earthworks construction is approximately 65% complete and concrete pouring is underway. Structural and mechanical installation will be commencing in early 2013. The project is scheduled for construction completion in mid-2014 followed by commissioning and ramp up.

Sentinel project, Zambia

A mineral resource and reserve estimate for the Sentinel copper project was released in March 2012. An estimated measured and indicated resource of 1,027 Mt at 0.51% copper grade, containing 5.2 Mt of copper has been delineated, inclusive of an estimated recoverable proven and probable mineral reserve of 774 Mt at 0.50% copper grade, containing 3.9 Mt of copper. The life of mine strip ratio is anticipated to be 2.2:1 and the estimated mine life is in excess of 15 years.

The project is expected to produce up to 280,000 to 300,000 tonnes of copper in concentrate annually.

Project construction activities ramped up in early Q2 2012 following approval from the Company’s Board of Directors. Significant progress has been made to date including; advancement of detailed design engineering, completion of process plant earthworks, construction of a concrete batch plant with over 7,800 cubic metres of concrete poured and 1,250 tonnes of structural steel fabrication completed.

The key construction activities for the remainder of 2012 and into 2013 include; arrival of structural and mechanical packages at site, construction of the tailings storage facility, commencement of tender packages for the 330kV transmission line and substation, delivery of first mining fleet and commencement of pre-operating mining works including the installation of in-pit crushing and completion of housing for over 200 staff. The Company will continue project development with an ongoing commitment to social responsibility within the complete license area.

Project capital costs are estimated at approximately $1.7 billion with project completion expected during 2014.

Exploration

Exploration programs continued at a high level in most districts with major drilling campaigns active at Trident and Kansanshi. The Company has recently entered into two new joint ventures in Peru and Turkey which are both focused on early stage copper and gold porphyry opportunities.

Trident Exploration

At Trident ten drill rigs are active split between Enterprise resource drilling and regional target testing within the Trident license area. The resource definition drilling over the main Enterprise deposit was completed during Q3 2012 and geological modelling and resource estimation on the main Enterprise resource should be finalized in Q4 2012. Resource drilling has now moved on to

Q3 2012 Management’s Discussion and Analysis	7

in United States dollars, tabular amounts in millions, except where noted

the adjacent Enterprise Southwest prospect which has now been broadly delineated but requires better definition for resource classification.

Several regional targets were drill tested during the quarter. The best target to date is at ‘Bream’, approximately 20 kilometres (“km”) northeast of Enterprise, where low grade copper mineralization has been intersected in several holes.

Kansanshi

At Kansanshi 14 core rigs continued operating on the project divided between incremental resource and reserve additions immediately around the existing pits and the district exploration program. These programs are designed to provide enhanced definition of longer term oxide and sulphide resource potential as well as to test the ultimate extents of the mineral system.

Several exploration drill rigs are focused on the final phase of resource drilling on the Southeast Dome which is nearing completion with the final resource estimation in process. Further rigs are working on completing large scale regional cross sections and new targets northwest and southeast of the current pits.

A large scale magneto-telurics (“AMT”) geophysical survey has been completed over much of Kansanshi during the period. The majority of the survey has been very successful in effectively mapping the broad architecture of the ‘Greater Kansanshi Dome’. In combination with the regional drill transects this AMT survey will allow the delineation of smaller scale structural domes that are now known to focus mineralization into the presently defined deposits at Kansanshi. Several new targets are already apparent that will be drill tested.

Five rigs are active on resource development drilling around the Kansanshi pits and continue to report vein intercepts beyond the current reserve area, particularly around the North-West pit. These areas continue to add incremental additions to the significantly increased Kansanshi resource and reserve position.

Finland

Approximately 6,500 metres of near mine exploration drilling has been completed over the last few months. The drilling largely focused on the Satovaara intrusion which is thought to be a southerly extension of the Kevitsa intrusive complex.

Extensive programs of scout drilling and prospect mapping have been completed over targets on the Kevitsa North and Moykelma projects during the summer. Although many targets remain inaccessible due to new government access permitting rules, several areas have been highlighted for follow up. Diamond drilling is in progress on a prospect north of Kevitsa where previous drilling has intersected narrow zones of massive nickel-copper sulphide. A downhole electro-magnetic survey has identified ‘off-hole conductors’ that may represent thicker massive sulphide mineralization. These are the target of current holes.

Reconnaissance mapping and prospecting has been completed over several districts in Scandinavia where conceptual studies have indicated the potential for copper mineralization in sediments. Some prospective stratigraphy was identified by the Company during the mapping and geochemical results are awaited.

Peru

Exploration drilling at Haquira has been suspended since January. Planned recommencement of drilling after the wet season has not been possible due to delays in granting of drilling and environmental permits. Although permits for drilling from the Environmental and Mines departments have been received, a new layer of permitting for ‘permission to commence exploration’ requiring identification and permission from local stakeholders has stalled any further drilling. Soil sampling and general reconnaissance has continued and several high priority new targets await follow up.

Several new regional prospects are under evaluation in southern Peru. Access to a large land package 40 kilometres east of Haquira was secured via an agreement with Zincore Metals Inc. (“Zincore”). First Quantum has acquired 19.9% of Zincore, and 60% of the invested proceeds will be used for regional exploration. In addition, First Quantum has taken an option to earn 75% of Zincore’s early stage Dolores copper porphyry prospect. The Company is now assisting in operating the Dolores exploration program where approximately 7,500 meters of diamond core drilling has recently commenced. Geological mapping plus airborne and ground geophysical surveys will be used to focus the drilling on the extensive area of outcropping porphyry.

Turkey

The company has agreed to terms to enter into a placement and option-joint venture agreement with Empire Mining Corporation (“Empire”) who hold rights to a porphyry/skarn copper project at Bursa in western Turkey. Company staff are currently working with Empire to define a drilling and geophysics program over the project which is expected to commence in Q4 2012.

Mauritania & West Africa

Two drill rigs are active on targets near Guelb Moghrein. A diamond core drill programme is in progress on the Oriental Hill prospect adjacent to the current open pit where historically defined oxide copper-gold mineralization is being assessed for metallurgical processing characteristics.

Permit applications are still pending for new exploration projects identified in Cote d’Ivoire and Burkina Faso.

Q3 2012 Management’s Discussion and Analysis	8

in United States dollars, tabular amounts in millions, except where noted

SALES REVENUES

Sales revenues (after realization charges)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Kansanshi —copper	462.3	485.9	1,359.4	1,540.9
—gold	44.8	35.7	126.2	101.7
Guelb Moghrein —copper	64.1	72.3	194.2	178.2
—gold	21.5	30.1	72.9	70.8
Ravensthorpe —nickel	79.6	—	287.8	—
—cobalt	1.7	—	5.6	—
Kevitsa —nickel	8.8	—	8.8	—
—copper	18.7	—	18.7	—
—gold, PGE and cobalt	8.1	—	8.1	—
Corporate and other	15.2	27.0	94.1	124.6

Sales revenues	724.8	651.0	2,175.8	2,016.2

Q3 2012 total sales revenues from continuing operations were 11% higher than the prior year period due to the contribution of $81.3 million of revenues from Ravensthorpe and $35.6 million from Kevitsa, offset by a 13% lower average copper price and lower corporate revenues.

The Company’s revenues are recognized at provisional prices when title passes to the customer. Subsequent adjustments for final pricing are materially offset by derivative adjustments and shown on a net basis in cost of sales (see “Hedging Program” for further discussion).

Copper selling price (per lb)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Average LME cash price	3.50	4.02	3.60	4.12
Realized copper price	3.45	3.84	3.53	4.04
Treatment/refining charges (“TC/RC”) and freight charges	(0.26)	(0.30)	(0.26)	(0.26)

Net realized copper price	3.19	3.54	3.27	3.78

The LME copper price averaged $3.50/lb for the quarter, a decrease of $0.52/lb from the average for Q3 2011. Copper traded flat during July and August ranging from $3.32/lb to $3.53/lb before appreciating in early September achieving a high of $3.83/lb before closing at $3.75/lb end of September prompted by the European Central Bank bond purchase program and China infrastructure spending announcements.

Nickel selling price (per lb)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Average LME cash price	7.41	10.01	8.04	11.10
Realized nickel price per payable pound	7.69	—	8.04	—
TC/RC charges	(0.44)	—	(0.22)	—

Net realized nickel price per payable pound	7.25	—	7.83	—

The LME nickel price averaged $7.41/lb for the quarter, a decrease of $2.60/lb from the average for Q3 2011. Nickel prices traded downwards during the first half of the quarter before rebounding mid-August and September to close at a high of $8.40/lb stimulated by the European Central Banks and US Federal Reserve’s bond purchase programme announcements.

Q3 2012 Management’s Discussion and Analysis	9

in United States dollars, tabular amounts in millions, except where noted

SUMMARY FINANCIAL RESULTS

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Gross profit
Kansanshi	223.8	266.7	691.4	1,000.9
Guelb Moghrein	24.3	52.4	70.2	124.3
Ravensthorpe	(1.6)	—	39.7	—
Kevitsa	17.5	—	17.5	—
Other	(3.0)	3.5	(12.8)	0.1

Total gross profit	261.0	322.6	806.0	1,125.3

Exploration	(6.3)	(18.5)	(36.3)	(53.3)
General and administrative	(22.5)	(24.8)	(55.6)	(58.0)
Other income	(1.0)	18.1	0.7	11.1
Net finance income (costs)	1.2	(1.4)	7.3	(4.5)
Gain on disposal of residual claim and assets	—	—	1,217.9	—
Bond inducement costs	—	(48.4)		(48.4)
Income taxes	(99.7)	(127.1)	(277.3)	(411.2)

Net earnings for the period	132.7	120.5	1,662.7	561.0

Net earnings for the period attributable to:
Non-controlling interests	25.4	29.6	76.5	108.1
Shareholders of the Company	107.3	90.9	1,586.2	452.9

Comparative earnings	107.3	139.3	368.3	501.3

Earnings per share
basic	$0.23	$0.20	$3.35	$1.03
diluted	$0.23	$0.20	$3.33	$1.03

Comparative earnings per share	$0.23	$0.30	$0.78	$1.14

Exploration costs decreased due to the capitalization of exploration development costs at Enterprise from Q1, Q2 and Q3 2012 in the current quarter, resulting in a recovery of $10.1 million in Q3 2012. Other exploration costs in the period comprises primarily of;

-	$6.8 million in Peru

-	$2.2 million in Finland

-	$2.4 million at Guelb Moghrein

-	$2.4 million at Kansanshi

General and administrative costs decreased from Q3 2011 as a reduction in legal costs related to 2011 République démocratique du Congo (“RDC”) matters were partially offset by an increase in personnel costs driven by an increased complement of employees to develop and manage the Company’s expanded pipeline of projects.

On January 5, 2012, the Company reached an agreement with ENRC to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the RDC and to settle all current legal matters relating to these interests for a total consideration of $1.25 billion. The transaction was completed on March 2, 2012. The total consideration was comprised of $750.0 million, paid on March 2, 2012, together with a deferred consideration of $500.0 million in the form of a 3-year Promissory Note with an interest coupon of 3% payable annually in arrears. Under the terms of the acquisition, ENRC acquired, with certain limited exceptions, all of First Quantum’s assets and property either physically located within the RDC or relating to the operations formerly carried out by First

Q3 2012 Management’s Discussion and Analysis	10

in United States dollars, tabular amounts in millions, except where noted

Quantum and its subsidiaries in the RDC. In connection with the transaction, First Quantum, ENRC, the RDC Government, International Finance Corporation and Industrial Development Corporation have also settled all disputes relating to the companies being sold and their assets and operations in the RDC and each of First Quantum, ENRC, the RDC Government, International Finance Corporation and Industrial Development Corporation have released one another in respect of all claims and judgments relating to the foregoing or to any other matter arising in the RDC on or before the date of closing.

The $1,217.9 million gain recognized on the disposal includes the fair value of proceeds received, net of transaction costs and the underlying net liabilities of subsidiaries disposed of.

The Q3 2012 effective income tax rate was 43% of earnings before taxes. Following the completion of its tax holiday in Mauritania on February 19, 2012, Guelb Moghrein is now subject to Mauritanian income taxes at a rate of 25%.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash flows from operating activities
—before changes in working capital	282.5	327.0	846.1	1,116.0
—after changes in working capital	(99.1)	97.8	272.3	417.5
Cash flows from investing activities
Payments for property, plant and equipment	(365.8)	(380.9)	(953.3)	(814.3)
Proceeds from settlement of RDC claims and sale of assets	—	—	736.5	—
Other investing activities	(0.1)	—	(13.7)	9.9
Cash flows from financing activities	(16.8)	(61.7)	(119.0)	(203.5)

Net cash flows	(481.8)	(344.8)	(77.2)	(590.4)
Cash balance	374.9	754.5	374.9	754.5

Cash flows from operating activities per share[1]
before working capital (per share)	$0.60	$0.55	$1.79	$1.68
after working capital (per share)	$(0.21)	$0.21	$0.57	$0.95

[1]	Cash flows per share is not recognized under IFRS. See “Regulatory Disclosures” for further information

Operating cash flows before changes in working capital decreased from the comparative quarter due to higher non-cash expenses in Q3 2011. Changes in working capital during Q3 2012 resulted in a reduction of cash of $481.8 million. The Company paid $183.7 million in Zambian taxes during the period. Increases in accounts receivable and inventory totaled $176.5 million during Q3 2012, resulting in part, from the commencement of operations at Kevitsa.

Cash flows from financing activities comprise primarily of dividend payments made to shareholders of the Company of $29.6 million in Q3 2012. Cash flows from financing activities in Q3 2011 include dividend payments of $25.8 million and bond inducement costs of $48.4 million.

Capital expenditure increased significantly during Q3 2012 to $365.8 million as activity at the Company’s key development projects increased according to plan. Q3 2012 capital expenditure comprises primarily of;

-	$213.2 million at Kansanshi for the oxide circuit expansions, smelter project and mine pit development costs

-	$104.1 million at Sentinel, including deposits, for site development and long-lead plant and mine equipment

-	$15.8 million at Kevitsa for project completion and development costs incurred during the commissioning phase

Proceeds from settlement of RDC claims and sale of assets represents the net cash proceeds received during Q1 2012. The $500.0 million promissory note is payable by ENRC on March 2, 2015.

Q3 2012 Management’s Discussion and Analysis	11

in United States dollars, tabular amounts in millions, except where noted

As at September 30, 2012, the Company had the following contractual obligations outstanding:

	Total	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Thereafter
Debt	55.4	40.7	5.1	4.8	4.8	—	—
Accounts payable and current taxes	441.6	441.6	—	—	—	—	—
Deferred payments	4.0	0.4	0.2	—	—	—	3.4
Finance leases	27.6	2.1	2.2	2.4	2.5	2.7	15.8
Commitments	965.1	965.1	—	—	—	—	—
Restoration provisions	258.5	1.3	1.3	1.3	1.3	1.3	252.0

Total commitments of $965.1 million comprise primarily of capital expenditure for property, plant and equipment related to the development of Sentinel, upgrades at Kansanshi and other projects.

The significant capital expansion and development program is expected to be funded using available cash, future cash flows from operations and debt facilities. Currently the $250.0 million Kevitsa debt facility and $1.0 billion Kansanshi senior term and revolving facility are undrawn and available for drawdown.

On October 10, 2012, the Company completed a senior notes offering for gross proceeds of $350.0 million due 2019. Interest on the senior notes will accrue at 7.25% per annum. The notes are senior obligations of the Company, guaranteed on a subordinated basis by Ravensthorpe and Kevitsa.

Q3 2012 Management’s Discussion and Analysis	12

in United States dollars, tabular amounts in millions, except where noted

Hedging program

As at September 30, 2012, the following derivative positions were outstanding:

	Maturity 2012	September 30, 2012		December 31, 2011
		Asset	Liability	Asset	Liability
Foreign currency
USD/EUR extendible collar
—Principal	—	—	—	—	(0.2)
Strike price	—

Copper (a)
Futures sales contracts over quotation period (tonnes)	52,888	1.1	(30.7)	1.9	(5.1)
Average contract price ($/tonne)	$7,853
Embedded derivative hedged by future sales contracts (tonnes)	51,975	—	—	—	—
Average market price ($/tonne)	$8,268

Net provisional copper exposure (tonnes)	(913)

Gold (a)
Futures sales contracts over quotation period (ounces)	16,950	—	(1.9)	3.2	—
Average contract price ($/ounce)	$1,702
Embedded derivative hedged by future sales contracts (ounces)	16,812	—	—	—	—
Average market price ($/tonne)	$1,779

Net provisional gold exposure (ounces)	(138)

Nickel (a)
Futures sales contracts over quotation period (tonnes)	2,565	—	(2.6)	—	(0.7)
Average contract price ($/tonne)	$17,228
Embedded derivative hedged by future sales contracts (tonnes)	1,664	—	—	—	—
Average market price ($/tonne)	$18,520

Net provisional nickel exposure (tonnes)	(901)

Other
Embedded derivative		—	(0.1)	—	(2.4)

		1.1	(35.3)	5.1	(8.4)

a) Provisional pricing and derivative contracts

A portion of the Company’s metal sales is sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when title transfers to the customer and final pricing is not determined until a subsequent date, typically two months later. The difference between final price and provisional invoice price is recognized in net earnings. In order to mitigate the impact of these adjustments on net earnings, the Company enters into derivative contracts to directly offset the pricing exposure on the provisionally priced contracts. The provisional pricing gains or losses and offsetting derivative gains or losses are both recognized as a component of cost of sales. Derivative assets are presented in other assets and derivative liabilities are presented in other liabilities with the exception of copper, gold and nickel embedded derivatives which are included within accounts receivable.

As at September 30, 2012, substantially all of the Company’s metal sales contracts subject to pricing adjustments were hedged by offsetting derivative contracts.

Q3 2012 Management’s Discussion and Analysis	13

in United States dollars, tabular amounts in millions, except where noted

EQUITY

At the date of this report, the Company has 476,310,282 shares outstanding. There were no changes in common shares outstanding during Q3 2012.

OTHER ITEMS

Zambian taxation

The Government of the Republic of Zambia (“GRZ”) announced in January 2008 a number of proposed changes to the tax regime in the country in relation to mining companies. The Company, through its Zambian subsidiaries, is party to Development Agreements with the GRZ for its existing operations which provide an express right to full and fair compensation for any loss, damages or costs (including interest) incurred by the Company by reason of the government’s failure to comply with the tax stability guarantees set out in the Development Agreements and rights of international arbitration in the event of any dispute. The Company’s Zambian subsidiaries have complied with the GRZ’s new tax regime without prejudice to its rights under the Development Agreement.

Following the change of government in 2011, the first Budget of the new government introduced a further increase in the mineral royalty tax from 3% to 6%, effective April 2012, in breach of the Development Agreements.

In the 2013 Budget, delivered October 2012, the GRZ has decreased the rate of Capital Allowances from 100% per annum to 25% per annum. This will impact the timing of the tax benefit from the Company’s significant capital programs at Kansanshi and Sentinel.

Until resolved differently with the GRZ, the Company is recognizing and paying taxes in excess of the Development Agreement, resulting in an effective tax rate of approximately 43% at Kansanshi.

Q3 2012 Management’s Discussion and Analysis	14

in United States dollars, tabular amounts in millions, except where noted

SUMMARY OF RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company:

Consolidated operating statistics	Q4 10	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011	Q1 12	Q2 12	Q3 12	YTD 12
Sales revenues
Copper	$650.8	$2,196.0	$651.6	$606.9	$585.0	$474.4	$2,317.9	$573.3	$528.1	$559.1	$1,660.5
Nickel	—	—	—	—	—	—	—	80.1	128.1	88.3	296.5
Gold	57.0	197.2	53.6	53.1	66.0	68.2	240.9	68.5	64.3	68.8	201.6
Other revenues	—	—	—	—	—	24.7	24.7	6.8	1.8	8.6	17.2
Total sales revenues	707.8	2,393.2	705.2	660.0	651.0	567.3	2,583.5	728.7	722.3	724.8	2,175.8
EBITDA	882.0	1,120.2	425.6	346.7	279.2	180.6	1,232.1	1,498.9	276.4	276.2	2,051.5
Gross profit	377.9	1,211.7	439.5	363.2	322.6	182.7	1,308.0	270.3	274.7	261.0	806.0
Net earnings attributable to shareholders of the Company	454.7	305.8	206.7	155.3	90.9	76.0	528.9	1,336.9	142.0	107.3	1,586.2
Comparative earnings	143.3	549.7	206.7	155.3	139.6	78.9	580.5	119.0	142.0	107.3	368.3
Basic earnings per share	$1.12	$0.76	$0.48	$0.36	$0.20	$0.16	$1.18	$2.82	$0.30	$0.23	$3.35
Comparative earnings per share	$0.35	$1.37	$0.48	$0.36	$0.30	$0.17	$1.30	$0.25	$0.30	$0.23	$0.78
Diluted earnings per share	$1.01	$0.69	$0.44	$0.33	$0.20	$0.16	$1.18	$2.81	$0.30	$0.23	$3.33
Dividends declared per common share ($CDN per share)	—	$0.142	$0.121	—	$0.053	—	$0.174	$0.1277	—	$0.0603	$0.1880
Weighted average # shares (000’s)	405,801	401,322	428,770	428,775	456,865	474,071	447,224	474,069	474,035	473,776	473,960
Cash flows from operating activities
Before working capital movements	$0.75	$2.25	$0.62	$0.52	$0.55	$0.19	$1.85	$0.37	$0.48	$0.60	$1.79
After working capital movements	$0.72	$2.00	$0.88	($0.13)	$0.21	($0.01)	$0.92	$0.29	$0.51	($0.21)	$0.57
Copper statistics
Total copper produced (tonnes)[2]	75,920	323,017	74,888	64,587	58,785	67,316	265,576	65,869	72,184	84,144	222,198
Total copper sales (tonnes)	76,290	311,560	70,665	65,511	71,443	65,638	273,257	67,789	72,711	77,396	217,896
Realized copper price (per lb)	3.73	3.25	4.23	4.05	3.84	3.33	3.87	3.67	3.48	3.45	3.53
TC/RC (per lb)	(0.02)	(0.06)	(0.03)	(0.04)	(0.06)	(0.06)	(0.05)	(0.07)	(0.08)	(0.09)	(0.08)
Freight charges (per lb)	(0.23)	(0.21)	(0.19)	(0.20)	(0.24)	(0.26)	(0.22)	(0.18)	(0.19)	(0.18)	(0.18)
Net realized copper price (per lb)	3.48	2.98	4.01	3.81	3.54	3.01	3.60	3.42	3.21	3.19	3.27
Cash costs – copper (C1) (per lb)[1]	$1.06	$1.18	$1.15	$1.43	$1.52	$1.53	$1.41	$1.59	$1.53	$1.44	$1.51
Total costs – copper (C3) (per lb)[1]	$1.35	$1.47	$1.48	$1.78	$1.85	$1.97	$1.76	$1.89	$1.96	$1.86	$1.91
Nickel statistics
Nickel produced (contained tonnes)[2]	—	—	—	—	—	5,666	5,666	8,573	8,174	9,916	26,663
Nickel sales (contained tonnes)	—	—	—	—	—	1,388	1,388	5,332	9,846	7,120	22,298
Nickel produced (payable tonnes)[2]	—	—	—	—	—	4,189	4,189	6,617	6,204	6,932	19,753
Nickel sales (payable tonnes)	—	—	—	—	—	1,110	1,110	4,199	7,443	5,554	17,196
Realized nickel price (per payable lb)	—	—	—	—	—	—	—	8.85	7.84	7.69	8.04
TC/RC (per payable lb)	—	—	—	—	—	—	—	(0.20)	(0.05)	(0.44)	(0.22)
Net realized nickel price (per payable lb)	—	—	—	—	—	—	—	8.65	7.79	7.25	7.83
Cash costs – nickel (C1) (per payable lb)[1]	—	—	—	—	—	—	—	$5.69	$5.70	$6.24	$5.88
Total costs – nickel (C3) (per payable lb)[1]	—	—	—	—	—	—	—	$6.93	$6.95	$7.64	$7.17
Gold statistics
Total gold produced (ounces)[2]	48,564	191,395	49,146	41,087	41,468	43,524	175,225	42,495	44,280	50,784	137,559
Total gold sales (ounces)	50,139	188,368	45,349	38,426	47,458	49,209	180,442	45,619	46,445	48,889	140,953
Net realized gold price (per ounce)	1,085	1,047	1,183	1,382	1,386	1,386	1,335	1,502	1,384	1,408	1,430

[1]	For the definition of cash costs and total costs, reference should be made to the “Regulatory Disclosures” section
[2]	Includes copper, nickel and gold produced at Kevitsa during pre-commercial production up to August 18, 2012. See “Kevitsa statistics” for further information.

Q3 2012 Management’s Discussion and Analysis	15

in United States dollars, tabular amounts in millions, except where noted

Kansanshi statistics	Q4 10	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011	Q1 12	Q2 12	Q3 12	YTD 12
Mining
Waste mined (000’s tonnes)	6,920	23,847	6,700	13,087	16,133	15,848	51,768	16,062	18,217	24,494	58,773
Ore mined (000’s tonnes)	6,863	23,045	6,152	6,025	5,761	6,568	24,506	5,882	6,150	8,463	20,495
Processing (1)
Sulphide ore processed (000’s tonnes)	2,699	10,382	2,318	2,724	2,185	1,628	8,855	1,433	2,379	2,763	6,575
Sulphide ore grade processed (%)	0.8	0.8	0.9	0.7	0.4	0.6	0.7	1.0	1.0	0.9	1.0
Sulphide ore recovery (%)	93	93	94	93	88	92	91	95	94	92	93
Mixed ore processed (000’s tonnes)	1,636	5,462	1,638	1,696	2,057	2,986	8,377	2,562	2,093	1,955	6,610
Mixed ore grade processed (%)	1.3	1.3	1.2	1.0	0.9	1.0	1.0	1.1	1.1	1.0	1.1
Mixed ore recovery (%)	70	67	68	62	61	64	63	64	64	77	67
Oxide ore processed (000’s tonnes)	1,521	5,674	1,517	1,469	1,594	1,492	6,072	1,424	1,548	1,500	4,472
Oxide ore grade processed (%)	2.4	2.2	2.4	2.1	2.3	2.3	2.3	2.0	2.0	2.6	2.2
Oxide ore recovery (%)	84	86	84	86	84	88	86	85	84	84	85
Copper cathode produced (tonnes)	24,921	86,682	25,445	21,037	25,173	24,838	96,493	21,274	22,938	27,194	71,406
Copper cathode tolled produced (tonnes)	26,386	97,501	26,655	23,478	22,782	18,515	91,430	21,085	18,757	16,701	56,543
Copper in concentrate produced (tonnes)	14,925	46,941	12,697	11,641	2,224	15,810	42,372	14,252	21,130	27,589	62,971
Total copper production	66,232	231,124	64,797	56,156	50,179	59,163	230,295	56,611	62,825	71,484	190,920
Concentrate grade (%)	24.0	24.9	23.0	22.1	19.1	24.4	22.3	28.2	26.3	23.9	25.6
Gold produced (ounces)	28,982	109,629	30,612	25,417	26,677	29,580	112,286	27,158	28,244	35,245	90,647
Cash Costs (per lb) (1)
Mining	$0.39	$0.44	$0.42	$0.55	$0.52	$0.63	$0.53	$0.58	$0.55	$0.50	$0.54
Processing	0.55	0.58	0.62	0.76	0.97	0.81	0.79	0.90	0.82	0.83	0.85
Site administration	0.06	0.03	0.04	0.06	0.09	0.06	0.06	0.05	0.07	0.05	0.06
TC/RC and freight charges	0.30	0.28	0.30	0.30	0.31	0.32	0.31	0.37	0.35	0.37	0.36
Gold credit	(0.23)	(0.23)	(0.24)	(0.26)	(0.33)	(0.30)	(0.28)	(0.36)	(0.27)	(0.29)	(0.30)
Cash costs (C1) (per lb)[1]	$1.07	$1.10	$1.14	$1.41	$1.56	$1.52	$1.41	$1.54	$1.52	$1.46	$1.50
Total costs (C3) (per lb)[1]	$1.29	$1.31	$1.39	$1.68	$1.87	$1.90	$1.70	$1.82	$1.93	$1.86	$1.87
Revenues ($ millions)
Copper cathodes	$366.6	$1,240.0	$494.0	$444.2	$424.1	$302.6	$1,664.9	$355.0	$338.9	$334.5	$1,028.5
Copper in concentrates	96.6	298.4	69.2	47.6	61.8	65.8	244.4	90.7	112.5	127.8	330.9
Gold	33.1	115.5	34.1	31.9	35.7	37.3	139.0	44.8	36.6	44.8	126.2
Total sales revenues	$496.3	$1,653.9	$597.3	$523.7	$521.6	$405.7	$2,048.3	$490.5	$488.0	$507.1	$1,485.6
Copper cathode sales (tonnes)	20,285	80,782	29,412	26,370	29,350	24,522	109,654	24,128	23,238	27,138	74,504
Copper tolled cathode sales(tonnes)	26,386	97,295	26,655	23,478	22,782	18,514	91,429	21,085	18,758	16,700	56,543
Copper in concentrate sales(tonnes)	12,033	47,112	7,006	7,773	8,970	11,000	34,749	13,332	21,755	21,992	57,078
Gold sales (ounces)	29,355	115,742	31,210	25,944	29,592	27,742	114,488	30,308	29,162	33,510	92,980

[1]	For the definition of cash costs and total costs, reference should be made to the “Regulatory Disclosures” section

Q3 2012 Management’s Discussion and Analysis	16

in United States dollars, tabular amounts in millions, except where noted

Guelb Moghrein statistics	Q4 10	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011	Q1 12	Q2 12	Q3 12	YTD 12
Mining
Waste mined (000’s tonnes)	1,924	9,827	2,267	3,114	3,696	4,162	13,239	4,532	4,673	4,720	13,925
Ore mined (000’s tonnes)	720	3,045	931	661	878	1,140	3,610	994	1,046	807	2,847
Processing (1)
Sulphide ore processed (000’s tonnes)	748	2,796	758	631	668	634	2,691	797	753	687	2,236
Sulphide ore grade processed (%)	1.4	1.5	1.4	1.5	1.4	1.4	1.4	1.3	1.3	1.3	1.3
Recovery (%)	91	91	92	91	91	91	91	92	88	94	91
Copper in concentrate produced (tonnes)	9,687	36,969	10,091	8,429	8,606	8,155	35,281	9,258	8,718	8,656	26,632
Gold produced (ounces)	19,582	81,766	18,534	15,670	14,791	13,943	62,938	15,337	15,554	12,827	43,718
Cash Costs (per lb)[1]
Mining	$0.49	$0.35	$0.40	$0.46	$0.78	$0.69	$0.57	$0.65	$0.67	$0.55	$0.62
Processing	0.87	0.77	0.82	1.20	1.28	1.45	1.17	1.23	1.31	1.13	1.22
Site administration	0.40	0.25	0.25	0.38	0.23	0.39	0.31	0.33	0.31	0.34	0.33
TC/RC and freight charges	0.48	0.48	0.47	0.62	0.49	0.69	0.57	0.76	0.58	0.57	0.64
Gold credit	(1.21)	(0.95)	(0.68)	(1.04)	(1.45)	(1.59)	(1.16)	(1.13)	(1.26)	(1.17)	(1.19)
Cash costs (C1) (per lb)[1]	$1.03	$0.90	$1.26	$1.62	$1.33	$1.63	$1.46	$1.84	$1.61	$1.43	$1.63
Total costs (C3) (per lb)[1]	$1.79	$1.65	$2.03	$2.49	$1.89	$2.45	$2.20	$2.41	$2.20	$1.93	$2.20
Revenues ($ millions)
Copper in concentrates	$69.2	$192.7	$49.1	$56.8	$72.3	$66.2	$244.4	$66.6	$63.5	$64.1	$194.2
Gold	25.9	81.7	19.5	21.2	30.1	31.0	101.8	23.7	27.7	21.5	72.9
Total revenues	$95.1	$274.4	$68.6	$78.0	$102.4	$97.2	$346.2	$90.3	$91.2	$85.6	$267.1
Copper in concentrate sales (tonnes)	10,700	32,932	6,031	7,810	10,332	11,601	35,774	9,244	8,961	8,962	27,167
Gold sales (ounces)	20,784	72,626	14,139	12,482	17,866	21,467	65,954	15,311	17,283	13,631	46,225

Ravensthorpe statistics	Q4 10	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011	Q1 12	Q2 12	Q3 12	YTD 12
Processing
Beneficiated ore processed (000’s tonnes)	—	—	—	—	—	645	645	724	667	733	2,125
Beneficiated ore grade processed (%)	—	—	—	—	—	1.3	1.3	1.5	1.6	1.4	1.5
Recovery (%)	—	—	—	—	—	68	68	78	77	77	77
Nickel produced (contained tonnes)	—	—	—	—	—	5,666	5,666	8,573	8,053	8,032	24,658
Nickel produced (payable tonnes)	—	—	—	—	—	4,189	4,189	6,617	6,204	6,188	19,009
Cash Costs (per lb)[1]
Mining	—	—	—	—	—	—	—	$0.57	$0.69	$0.93	$0.73
Processing	—	—	—	—	—	—	—	3.73	4.10	4.45	4.14
Site administration	—	—	—	—	—	—	—	0.61	0.50	0.51	0.55
TC/RC and freight charges	—	—	—	—	—	—	—	1.03	0.45	0.65	0.66
Cobalt credit	—	—	—	—	—	—	—	(0.25)	(0.04)	(0.11)	(0.13)
Cash costs (C1) (per lb) [1]	—	—	—	—	—	—	—	$5.69	$5.70	$6.43	$5.94
Total costs (C3) (per lb) [1]	—	—	—	—	—	—	—	$6.93	$6.95	$7.84	$7.22
Revenues ($ millions)
Nickel	—	—	—	—	—	—	—	80.1	128.1	79.6	287.8
Cobalt	—	—	—	—	—	—	—	2.1	1.8	1.7	5.6
Total revenues	—	—	—	—	—	—	—	82.2	129.9	81.3	293.4
Nickel sales (contained tonnes)	—	—	—	—	—	1,388	1,388	5,332	9,846	6,272	21,450
Nickel sales (payable tonnes)	—	—	—	—	—	1,110	1,110	4,199	7,443	4,790	16,432

[1]	For the definition of cash costs and total costs, reference should be made to the “Regulatory Disclosures” section

Q3 2012 Management’s Discussion and Analysis	17

in United States dollars, tabular amounts in millions, except where noted

Kevitsa statistics	Q2 12	Q3 12	Q3 12	YTD 12
		Pre- commercial production	Post- commercial production
Mining
Total tonnes mined (000’s tonnes)	500	558	1,164	2,222
Processing (1)
Ore tonnes milled (000’s tonnes)	318	720	687	1,725
Nickel ore grade processed (%)	0.16	0.22	0.25	0.22
Nickel recovery (%)	24	54	60	53
Nickel production (tonnes)	121	843	1,041	2,005
Copper ore grade processed (%)	0.32	0.34	0.33	0.33
Copper recovery (%)	64	87	84	82
Copper production (tonnes)	642	2,130	1,874	4,646
Gold production (ounces)	482	1,282	1,431	3,194
Platinum production (ounces)	585	3,174	3,926	7,685
Palladium production (ounces)	564	2,827	3,373	6,764
Cash costs – Nickel (C1) (per lb)(1)(2)	—	—	3.79	3.79
Total costs – Nickel (C3) (per lb)(1)(2)	—	—	5.35	5.35
Cash costs – Copper (C1) (per lb)(1)(2)	—	—	0.11	0.11
Total costs – Copper (C3) (per lb)(1)(2)	—	—	1.49	1.49
Revenues ($ millions)
Nickel	—	—	8.8	8.8
Copper	—	—	18.7	18.7
Gold	—	—	2.5	2.5
PGE and other	—	—	5.6	5.6
Total sales revenues	—	—	35.6	35.6
Nickel Sales (tonnes)	—	—	848	848
Copper Sales (tonnes)	—	1,040	2,604	3,644
Gold sales (ounces)	—	702	1,749	2,451
Platinum sales (ounces)	—	775	3,291	4,065
Palladium sales (ounces)	—	697	2,984	3,682

[1]	For the definition of cash costs and total costs, reference should be made to the “Regulatory Disclosures” section
[2]

Cash costs and total costs are calculated on a co-product basis for nickel and copper. Common costs are allocated to each product based on the ratio of production volumes multiplied by budget metal prices. By-product credits are allocated based on the finished product concentrate in which they are produced.

Q3 2012 Management’s Discussion and Analysis	18

in United States dollars, tabular amounts in millions, except where noted

REGULATORY DISCLOSURES

Seasonality

The Company’s results as discussed in this MD&A are subject to seasonal aspects, in particular the rain season in Zambia. The rain season in Zambia generally starts in November and continues through April, with the heaviest rainfall normally experienced in the months of January, February and March. As a result of the rain season, pit access and the ability to mine ore is lower in the first quarter of the year than other quarters and the cost of mining is higher.

Off-balance sheet arrangements

The Company had no off-balance sheet arrangements as of the date of this report.

Non-GAAP financial measures

This document refers to cash costs (C1) and total costs (C3) per unit of production, operating cash flow per share, EBITDA and comparative earnings, which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS.

The calculation of these measures is described below, and may differ from those used by other issuers. The Company discloses these measures in order to provide assistance in understanding the results of our operations and to provide additional information to investors.

Calculation of cash costs and total Costs

The consolidated cash costs (C1) and total costs (C3) presented by the Company are measures that are prepared on a basis consistent with the industry standard definitions but are not measures recognized under IFRS. In calculating the cash and total costs for each segment, the costs are prepared on the same basis as the segmented financial information that is contained in the financial statements.

Cash costs include all mining and processing costs less any profits from by-products such as gold, cobalt or platinum group elements. TC/RC and freight deductions on metal sales, which are typically recognized as a component of sales revenues, are added to cash costs to arrive at an approximate cost of finished metal. Total costs are cash costs plus depreciation, exploration, interest, royalties.

Calculation of operating cash flow per share, EBITDA and comparative earnings

In calculating the operating cash flow per share, before and after working capital movements, the operating cash flow calculated for IFRS purposes is divided by the basic weighted average common shares outstanding for the respective period. EBITDA is calculated as operating profit before depletion and amortization. Comparative earnings and comparative earnings per share have been adjusted to remove the effect of the settlement of claims and sale of RDC assets in 2012 and bond inducement costs in 2011.

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Net earnings attributable to shareholders of the Company	107.3	90.9	1,586.2	452.9

Add:
Bond inducement costs	—	48.4	—	48.4
Deduct:				—
Settlement of RDC claims and sale of assets	—	—	1,217.9	—

Comparative earnings	107.3	139.3	368.3	501.3

Earnings per share as reported	$0.23	$0.20	$3.35	$1.03
Comparative earnings per share	$0.23	$0.30	$0.78	$1.14

Q3 2012 Management’s Discussion and Analysis	19

in United States dollars, tabular amounts in millions, except where noted

Financial instruments risk exposure

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks, and management’s objectives, policies and procedures for managing these risks are disclosed as follows:

Credit risk

The Company’s credit risk is primarily attributable to cash and bank balances, short-term deposits, derivative instruments and accounts receivable.

The Company limits its credit exposure on cash held in bank accounts by holding its key transactional bank accounts with banks of investment grade. As the Company has its operations in developing countries, it is unavoidable that some cash is held with regional banks in areas where the banking system does not operate as efficiently as in major financial centres. In these circumstances, the Company attempts to keep only minimal balances with such banks.

The Company manages its credit risk on short-term deposits by only investing with counterparties that carry investment grade ratings as assessed by external rating agencies and spreading the investments across these counterparties. Under the Company’s risk management policy, allowable counterparty exposure limits are determined by the level of the rating unless exceptional circumstances apply. A rating of “A-” grade or equivalent is the minimum allowable rating required as assessed by international credit rating agencies. Likewise, it is the Company’s policy to deal with banking counterparties for derivatives who are rated “A-” grade or above by international credit rating agencies and graduated counterparty limits are applied depending upon the rating.

Exceptions to the policy for dealing with relationship banks with ratings below “A-” are reported to, and approved by, the Audit Committee. As at September 30, 2012 substantially all cash and short-term deposits are with counterparties with ratings “A-” or higher.

The Company’s credit risk associated with trade accounts receivable is managed through establishing long-term contractual relationships with international trading companies using industry-standard contract terms. More than 70% of the Company’s product sales and trade accounts receivable are generated from four customers each representing greater than 10% of the total sales for the period. Other accounts receivable consist of amounts owing from government authorities in relation to the refund of value-added taxes applying to inputs for the production process and property, plant and equipment expenditures.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity risk

The Company manages liquidity risk by maintaining cash and cash equivalent balances and available credit facilities to ensure that it is able to meet its short-term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

In addition, the Company was obligated under its corporate revolving credit and term loan facility to maintain liquidity and satisfy various ratio tests on an historical and prospective cash flow basis. These ratios were in compliance during the period ended September 30, 2012.

Market risks

a) Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices of copper, gold and nickel. The Company is also exposed to commodity price risk on diesel fuel through its mining operations and sulphur through its acid production. The Company’s risk management policy allows for the management of these exposures through the use of derivative financial instruments.

As at September 30, 2012, the Company had entered into derivative contracts for copper, gold and nickel in order to reduce the effects of fluctuations in metal prices between the time of the shipment of metal from the mine site and the date agreed for pricing the final settlement. As at September 30, 2012, the Company had not entered into any diesel or sulphur derivative contracts.

The Company’s commodity price risk related to accounts receivable concerns changes in fair value of embedded derivatives in accounts receivable reflecting copper and gold sales provisionally priced based on the forward price curve at the end of each quarter and the commodity price risk related to long-term debt concerns the embedded copper derivative in the Kansanshi subordinated debt facility.

b) Interest rate risk

The Company’s interest rate risk arises from interest paid on floating rate borrowings and the interest received on cash and short-term deposits.

Deposits are invested on a short-term basis to ensure adequate liquidity for payment of operational and capital expenditures. To date no interest-rate management products, such as swaps, are used in relation to deposits.

Q3 2012 Management’s Discussion and Analysis	20

in United States dollars, tabular amounts in millions, except where noted

The Company manages its interest rate risk on borrowings on a net basis after first recognizing the natural hedge arising from floating rate deposits. The Company has a policy allowing floating-to-fixed interest rate swaps targeting 50% of exposure over a five year period. As at September 30, 2012, the Company held no floating-to-fixed interest rate swap.

c) Foreign exchange risk

The Company’s functional and reporting currency is USD. As virtually all of the Company’s revenues are derived in USD and the majority of its business is conducted in USD, foreign exchange risk arises from transactions denominated in currencies other than USD. Commodity sales are denominated in USD, the majority of borrowings are denominated in USD and the majority of operating expenses are denominated in USD. The Company’s primary foreign exchange exposures are to the local currencies in the countries where the Company’s operations are located, principally the Zambian kwacha, Australian dollar, Euro and Mauritanian ouguiya; and to the local currencies of suppliers who provide capital equipment for project development, principally the AUD, the Euro, the Japanese Yen and the South African Rand.

The Company’s risk management policy allows for the management of exposure to local currencies through the use of financial instruments at a targeted amount of up to 100% for exposures within one year down to 50% for exposures in five years.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2011 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in the securities legislation.

Since the December 31, 2011 evaluation, there have been no adverse changes to the Company’s controls and procedures and they continue to remain effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2011 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

There were no changes in the Company’s business activities during the period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Q3 2012 Management’s Discussion and Analysis	21

in United States dollars, tabular amounts in millions, except where noted

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary statement on forward-looking information

Certain statements and information herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. These forward-looking statements are principally included in the Development activities section and are also disclosed in other sections of the document. The forward looking statements include estimates, forecasts and statements as to the Company’s expectations of production and sales volumes, expected timing of completion of project development at Kansanshi, Kevitsa and Sentinel, the impact of ore grades on future production, the potential of production disruptions, capital expenditure and mine production costs, the outcome of mine permitting, the outcome of legal proceedings which involve the Company, information with respect to the future price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, estimated mineral reserves and mineral resources, our exploration and development program, estimated future expenses, exploration and development capital requirements, the Company’s hedging policy, and our goals and strategies. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, assumptions about the price of copper, gold, nickel, PGE, cobalt and sulphuric acid, anticipated costs and expenditures and our ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that a forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These factors include, but are not limited to, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland and Australia, adverse weather conditions in Zambia, Finland and Mauritania, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, the production of off-spec material.

See our Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of these factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information made herein are qualified by this cautionary statement.

Q3 2012 Management’s Discussion and Analysis	22